Oppenheimer Holdings Inc.
125 Broad Street
New York, New York 10004
August 15, 2011
VIA EDGAR AND FACSIMILE
Mr. Michael McTiernan
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Oppenheimer Holdings Inc. Registration Statement on Form S-3 File No. 333-174933
Ladies and Gentlemen:
On August 11, 2011, Oppenheimer Holdings Inc., a Delaware corporation (the “Company”), requested that the effective date of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission so that the Registration Statement, as then amended, would become effective under the Securities Act at 4:30 pm, Eastern Time, on August 15, 2011, or as soon thereafter as practicable. The Company hereby withdraws such request until further notice.
Please contact Richard B. Aftanas, Esq. of Skadden, Arps, Slate, Meagher & Flom LLP, the Company’s counsel, at (212) 735-4112 if you have any questions.

Very truly yours,

OPPENHEIMER HOLDINGS INC.

By:	/s/ Albert G. Lowenthal Name: Albert G. Lowenthal
Title: Chairman, Chief Executive
Officer and Director

cc:	Richard B. Aftanas, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036